Exhibit 99.1

BTQ Technologies and ICTK Complete Design of Next-Generation QCIM Security Chip Integrating PUF Technology

This news release constitutes a "designated news release" for the purposes of BTQ's prospectus supplement dated June 18, 2026, to its short form base shelf prospectus dated April 29, 2025, as amended on September 22, 2025.

BTQ's QCIM-based security IP and ICTK's VIA PUF™ technology combine to support hardware-rooted authentication for IoT, AI devices, industrial systems, and connected infrastructure

VANCOUVER, BC, July 10, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today announced that it has completed the design of its next-generation QCIM + PUF security chip for the quantum era in collaboration with ICTK Co., Ltd. ("ICTK") (KOSDAQ: 456010), a leading Korean secure element chip company and developer of VIA PUF™ technology. The chip combines BTQ's in-house Quantum Compute-in-Memory ("QCIM") security intellectual property with ICTK's VIA PUF™ technology, creating a hardware-rooted security platform designed to support unique device authentication, cryptographic acceleration, and trusted device identity at the silicon level. Production preparation is now underway.

QCIM is BTQ's soft IP cryptographic accelerator architecture designed to support both classical and post-quantum cryptographic functions in a compact, low-power block. By executing cryptographic operations inside the memory subsystem, QCIM is designed to reduce latency, power consumption, and data movement while supporting crypto-agile security across a range of chip architectures and connected devices.

The next-generation QCIM quantum-security chip is being developed for use across IoT, AI devices, industrial systems, secure elements, edge devices, and other connected infrastructure where device authentication, security performance, and long-term cryptographic resilience are becoming increasingly important.

PUF, or Physically Unclonable Function, technology enables chips to generate unique hardware-derived identities based on microscopic manufacturing variations. Through the integration of ICTK's VIA PUF™ technology, BTQ's next-generation chip is designed to combine cryptographic agility with device-level authentication, helping establish whether a device is authentic, trusted, and suitable for use within high-assurance networks.

This milestone builds on BTQ's existing collaboration with ICTK. BTQ and ICTK first signed a memorandum of understanding in May 2025 to explore quantum-secure hardware solutions combining BTQ's post-quantum cryptography expertise with ICTK's secure-chip, PUF, and hardware-level security capabilities. In October 2025, the companies expanded that relationship through a US$15 million development and joint investment agreement to co-develop QCIM, with a roadmap spanning joint design, validation, tape-outs, certification, productization, and potential mass production.

ICTK has established partnerships across telecommunications and financial services, including relationships with major mobile network operators such as LG U+, reinforcing the relevance of PUF-based hardware roots of trust for regulated finance, high-assurance communications, IoT, industrial systems, and critical infrastructure. The collaboration supports BTQ's expansion in Korea's quantum security market and aligns with the Company's broader strategy to commercialize its quantum-secure infrastructure stack across markets where trusted hardware, secure identity, and cryptographic agility are becoming essential.

"The recent U.S. Executive Orders accelerating quantum innovation and post-quantum cybersecurity highlight that trusted quantum infrastructure is rapidly becoming a national priority," said Olivier Roussy Newton, CEO and Chairman of BTQ. "We believe our QCIM and PUF platform is well-positioned to support this transition by enabling hardware-rooted trust, secure device identity, and cryptographic agility for critical infrastructure, connected devices, AI systems, and industrial networks. Completing the design of our next-generation QCIM quantum-security chip is an important step toward bringing BTQ's security IP into deployable semiconductor infrastructure for the quantum era."

The announcement follows recent U.S. Executive Orders focused on accelerating quantum innovation and securing the nation against advanced cryptographic attacks. These actions call for faster adoption of post-quantum cryptography across federal systems, support for critical infrastructure migration, and continued advancement of a trusted quantum ecosystem spanning research, manufacturing, commercialization, and deployment.

BTQ expects to ship test chips to key customers and strategic partners by year-end for performance and functional validation. These test chips are intended to support the Company's path toward mass production readiness and global market entry.

With its QCIM and PUF-based platform, developed alongside ICTK's secure element and VIA PUF™ capabilities, BTQ is positioning itself to address the emerging market for quantum-era security semiconductors, helping build the trusted infrastructure required for connected devices, critical networks, and next-generation computing systems.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

About ICTK
ICTK Co., Ltd. (KOSDAQ: 456010) commercialized the world's first Physical Unclonable Function (PUF), pioneering hardware-rooted security at scale. Its VIA PUF™ technology is fully passive and ECC-free, deriving each chip's unique identity from randomness scattered across hundreds of thousands of logic vias. This makes it virtually impossible to reverse-engineer and significantly more stable than conventional SRAM-based PUFs. For more information, please visit http://en.ictk.com/

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks that QCIM, QSSN, Bitcoin Quantum, or other products may not achieve commercialization on the timelines anticipated or at all; risks that pilot programs and early-stage commercial deployments may not convert to revenue-generating contracts; risks relating to competition in the post-quantum cryptography and quantum computing industries; risks relating to the Company's dependence on key partnerships in South Korea and other jurisdictions; risks relating to changes in regulatory frameworks for digital assets, stablecoins, and post-quantum cryptographic standards; risks that the Bitcoin Quantum mainnet launch may not occur on the anticipated timeline or achieve the expected network adoption; and other risk factors as detailed from time to time in the Company's public disclosure documents filed on SEDAR+ and EDGAR. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 10-JUL-26